Nov. 6, 2008

David L. Orlie

Special Counsel

Kevin Dougherty

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: Western Lucrative Enterprises, Inc.

Registration Statement on Form S-1

Filed August 12, 2008

File No. 333-152950

Dear Misters Orlie and Dougherty;

The following are our responses to y our comment letter of September 8, 2008.

General

1.

Your registration statement purports to be on Form S-1; however, the cover page, item numbers, and content correspond to that of Form SB-2.  We direct your attention to the Smaller Reporting Company Relief and Simplification adopting release.  See SEC Release No. 33-8876.  The “SB” registration forms, including Form SB-2, were rescinded on the effective date of that release, February 4, 2008.  As discussed in Section IV of the release, companies filing a registration statement after that date must file on appropriate form without an “SB” designation.  Please amend your registration accordingly.

The registration statement including cover page and item numbers have been revised and amended to form S-1.

2.

Orion Investment is a major shareholder and a selling shareholder named in your registration statement, as well as a major shareholder and a selling shareholder named in two other registration statements filed on February 19, 2008 in connection with the initial public offerings of Matches, Inc. and CFO Consulting, Inc.  Neither of these prior issuers has filed any current or periodic reports under the Securities Exchange Act of 1934 since becoming a reporting company.  Please amend your registration statement to disclose all of these facts.

Matches, Inc. and CFO Consultants, Inc. now seem to have filed their 1934 Act reports.  The registration has been amended to reflect Orion’s ownership and selling status in those two corporations.

3.

On page 20 your business plan states only that you are a “development stage company”  in the online landscape, design, construction, and consulting business.  Matches, Inc. and CFO Consulting, Inc. were “development stage companies” with similar, limited business plans also involving the issuance of penny stock.  In addition, Orion Investment is a major shareholder and selling shareholder named in the pending registration statement of American Smooth Wave Ventures, Inc., a similarly-situated entity.   In light of these facts, please amend your registration statement to comply with Rule 419 of Regulation C regarding blank check offerings, or revise your disclosure to address why you believe that you are not subject to this rule and the potential implications of the characterization.

It appears from a review of the Edgar website that CFO Consultants, Inc. and Matches, Inc. have now filed their required periodic reports and appear to have begun the implementation of their business plans at it appears they have incurred expenses.   The company has a business plan and its purpose is not to engage in a merger or acquisition with an unidentified company or companies, or other entity.   The Company intends to operate its business initially as laid out in the registration statement, therefore the Company is not a blank check under Rule 419.

Plan of Distribution; Terms of the Offering, page 17

Selling Security Holders, page 18

4.

We note your statement on page 18 that “[t] he selling shareholders acquired their shares from us in private negotiated transactions.”   Please describe the transaction in which the selling shareholder acquired the shares that it is offering for resale.  Please include in your description among other relevant facts, the level of sophistication of the investor, their relationship with the issuer, and if they received the same type of material information as would be contained in a formal registration statement.  If you memorialized the transaction in a writing or subscription agreement, please provide as an exhibit to the filing, a copy of the form.

The owners of Orion are sophisticated investors making Orion a sophisticated investor.    Some of the owners of Orion have a pre existing personal and business relationship with Randall A. Baker, the President of Western Lucrative.   Orion received the same type of material information as would have been contained in a formal registration statement from Mr. Baker.

5.

We note your statement, “[t]o our knowledge, no selling shareholder is affiliated with a broker/dealer.”   Please affirmatively disclose if any selling shareholder is affiliated with a broker/dealer.

No selling shareholder is affiliated with a broker/dealer.

6.

You disclose in this section, on both the last paragraph of page 18 and on page 19 under the “List of Selling Shareholders” that no selling shareholder has had any relationship with an officer or director of your company.  This appears inconsistent with your disclosure on page 24, in footnote 3 to the beneficial ownership table, that Randall A. Baker, sole officer/director of your company, is a shareholder of Orion Investment, a selling shareholder named in your registration statement.  Please advise.

The registration statement has been revised to acknowledge Mr. Bakers ownership in Orion.

Executive Compensation, page 25

7.

Please revise this section to provide the information required by Item 402 of Regulation S-K.  For example, and without limitation, your summary compensation table should not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

This section has been revised.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

8.

On May 29, 2008, you relied upon Section 4(2) of the Securities Act for an unregistered issuance of restricted shares of common stock.   Please briefly outline if the purchasers were accredited investors, or sophisticated investors with access to necessary information.

The purchaser Orion is a sophisticated investor as its owners are sophisticated investors and had access to the same information which would have been included in a formal registration statement.

Item 27.  Exhibits, page II-1

Exhibit 99.1. Form of subscription agreement for Common Stock

9.

Your cover page indicates that the offering price per share is $0.05.  However, your subscription agreement indicates that you are selling shares at $0.01 per share.  Please advise us and make the appropriate revisions.

The cover page has been revised to reflect the correct offering price of $0.01.

Very truly yours,

/s/ Randall A Baker

Randall A. Baker, President

Western Lucrative Enterprises, Inc.